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                                                                       EXHIBIT 1

                            [TENNENBAUM & CO., LLC]

February 13, 2001
                                                      Via Facsimile 307-432-7001

Mr. Doug Voss
CEO
Great Lakes Aviation Ltd.
1022 Airport Parkway
Cheyenne, WY  82001

Dear Mr. Voss,

Tennenbaum & Co., LLC hereby offers to purchase all of the outstanding shares of common stock of Great Lakes Aviation Ltd. at a price of $4 per share in cash and securities. This bid is not subject to financing, but is subject to due diligence and regulatory approvals only. As you know, we are your largest outside shareholder and are quite familiar with the Company, so our due diligence activities would be quite brief.

In our SEC filing dated February 2, 2000, we suggested that the Company's stock fails to fully reflect the value of the Company and that the full value of the Company's equity ownership may best be realized, if the Company is acquired by another Company or person. The passage of time has validated this opinion since your stock is even lower today than it was then, despite the improved circumstances at the Company. We believe that such a move is in the best interest of the shareholders and urge that your board favorably consider our proposal at its earliest convenience.

Sincerely,

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum
Managing Member


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